UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 12B-25

NOTIFICATION OF LATE FILING

 SEC File Number: 0-15224
CUSIP Number: 0074223 06 5
(Check one):

[ ] Form 10-K  [  ] Form 20-F  [  ] Form 11-K  [X] Form 10-Q  [   ] Form N-SAR  [  ] Form N-CSR
For Period Ended: March 31, 2009

[   ] Transition Report on Form 10-K
[   ] Transition Report on Form 20-F
[   ] Transition Report on Form 11-K
[   ] Transition Report on Form 10-Q
[   ] Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - Registrant Information

Full Name of Registrant: Advance Display Technologies, Inc.

Address of Principal Executive Office (Street and Number): 7334 South Alton Way, Suite F

City, State and Zip Code: Centennial, CO 80112

PART II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)   [X]

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)
The subject annual or semiannual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)           The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - Narrative

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is in the process of completing a recapitalization and reorganization of its capital structure, including preparation of the related proxy statement for the meeting of shareholders at which the various transactions involved in the recapitalization will be considered.  As a result of this effort, combined with the Company’s limited resources, the Company has been unable to complete the work necessary to timely file its Quarterly Report on Form 10-Q prior to the filing deadline without incurring unreasonable effort or expense.

PART IV - Other Information

(1)	Name and telephone number of person to contact in regard to this notification.

(Name)                                           (Area Code)                                (Telephone No.)
Matthew W. Shankle                                                                (303) 267-0111

(2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed?  If answer no, identify report(s).

  [ X ]  Yes          [  ]  No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

  [ X ]  Yes          [  ]  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report a net loss of approximately ($1,800,000) for the quarter, as compared to a loss of ($908,368) for the same quarter a year ago.  The increase in net loss from the third quarter of 2008 is primarily attributable to increases in manufacturing costs, interest expense, general and administrative expense, and marketing costs.

Advance Display Technologies, Inc.
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

   Date:  May 18, 2009                                                                                   By:  /s/ Matthew W. Shankle
              Matthew W. Shankle, President